SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                               FNB Rochester Corp.
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                                (Name of Issuer)


                    Common Stock (par value $1.00 per share)
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                         (Title of Class of Securities)

                                    302908108
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                                 (CUSIP Number)

                                Michael P. Pinto
                          Executive Vice President and
                             Chief Financial Officer
                              M&T Bank Corporation
                                  One M&T Plaza
                             Buffalo, New York 14203
                                 (716) 842-5844
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 9, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

This Document Consists of 20 pages.

An Exhibit Index Appears on Sequentially Numbered Page 20.


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CUSIP No. 302908108                Schedule 13D                     Page 2 of 20



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   1   NAME OF REPORTING PERSON
       M&T Bank Corporation
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       16-0968385


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*
       WC, OO



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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       New York


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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0(1)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0(1)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0(1)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0(1)

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0(1)


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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ X ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%(1)


--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       HC, CO


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1 The Reporting Person and the Issuer have entered into a Stock Option Agreement covering 721,535 shares of FNB Common Stock (as defined herein) or approximately 16.6% of the total shares that would be outstanding following exercise
(including the shares issued upon exercise). Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.

CUSIP No. 302908108                Schedule 13D                     Page 3 of 20


Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share, of FNB Rochester Corp. ("FNB"). The address of the principal executive offices of FNB is 35 State Street, Rochester, N.Y. 14614.

Item 2.  Identity and Background.

         This statement is filed on behalf of M&T Bank Corporation ("M&T"). M&T is a New York corporation with its principal executive offices at One M&T Plaza, Buffalo, New York 14203. M&T is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

         Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of M&T containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen, except for Patrick W.E. Hodgson, who is a citizen of Canada, and Jorge G. Pereira, who is a citizen of Portugal.

         During the past five years, neither M&T nor, to the best of M&T's knowledge, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Option Agreement dated as of December 9, 1998 ("Option Agreement"), FNB has granted to M&T an option ("Option") to purchase up to 721,535 shares of common stock, par value $1.00 per share, of FNB ("FNB Common Stock") at a price of $24.00 per share, subject to adjustment as provided therein. The aggregate amount of funds required to exercise the Option in full at an exercise price of $24.00 per share would be $17,316,840. If and when the Option is exercised, M&T's source of funds will be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.

CUSIP No. 302908108                Schedule 13D                     Page 4 of 20

Item 4.  Purpose of Transaction.

         On December 9, 1998, M&T, Olympia Financial Corp., a wholly owned subsidiary of M&T ("Merger Sub") and FNB entered into an Agreement and Plan of Reorganization ("Reorganization Agreement") that provides that FNB shall be acquired by M&T through the merger ("Merger") of FNB with and into Merger Sub, with Merger Sub as the surviving corporation (the "Surviving Corporation") pursuant to an Agreement and Plan of Merger (the "Plan of Merger," and, together with the Reorganization Agreement, the "Merger Agreements").

         At the Effective Time (as defined in the Plan of Merger), all of the shares of capital stock of FNB shall, by virtue of the Merger, be converted into the right to receive the consideration described below and all of the shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall constitute all of the then-issued and outstanding shares of capital stock of the Surviving Corporation. The Surviving Corporation shall remain a wholly-owned subsidiary of M&T.

         Following the consummation of the Merger, First National Bank of Rochester("FNB Bank"), a New York-chartered commercial bank subsidiary of FNB shall merge with and into M&T Bank ("Bank Merger"), pursuant to an Agreement and Plan of Merger ("Bank Merger Agreement") in a form to be specified by M&T.

         Under the Plan of Merger, and subject to the other provisions therein, each share of FNB Common Stock issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become and be converted into (i) the right to receive $33.00 in cash without interest or (ii) the right to receive
0.06766 shares of common stock, par value $5.00 per share, of M&T ("M&T Common Stock"). Subject to possible adjustments set forth in the Plan of Merger, the total number of shares of FNB Common Stock to be converted into shares of common stock of MTB in the acquisition shall be 50% of the 3,625,806 shares of FNB Common Stock outstanding on December 9, 1998, less 50% of the number of shares of FNB Common Stock acquired by M&T or FNB prior to the effective date of the Merger. The right to receive shares of M&T Common Stock is subject to the allocation and election procedures set forth in the Plan of Merger. Notwithstanding the foregoing, no conversion shall be made in respect of any share of FNB Common Stock the holder of which, pursuant to any applicable law providing for dissenters' or appraisal rights is entitled to receive payment in accordance with the provisions of any such law, such holder to have only the rights provided in any such law.

         M&T and FNB have entered into the Option Agreement as a condition to M&T's entering into the Reorganization Agreement and to facilitate the consummation of the Merger, the Bank Merger and the other transactions contemplated by the Reorganization Agreement and Plan of Merger (collectively, the "Transactions").

CUSIP No. 302908108                Schedule 13D                     Page 5 of 20

         Consummation of the Transactions is subject to among other things, receipt of all necessary shareholder and government approvals. Upon consummation of the Transactions, the separate corporate existence of FNB shall cease, and all outstanding shares of FNB Common Stock (other than shares held by FNB shareholders who exercise dissenters' rights, if any are available, and except as otherwise provided in the Reorganization Agreement) will be converted into M&T Common Stock and cash in lieu of any fractional interest, or cash pursuant to the allocation and election procedures set forth in the Plan of Merger. As a result, FNB Common Stock will cease to be authorized and quoted in an inter-dealer quotation system of a registered national securities association and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

         M&T and/or, with M&T's consent, FNB may purchase shares of FNB Common Stock in the open market or private transactions prior to the consummation of the Transactions. M&T currently is considering the feasibility of doing so and may undertake such transactions at the conclusion of such consideration, either through purchases in the open market or in privately negotiated transactions.

         In connection with the Merger, certain subsidiaries of FNB may merge with certain subsidiaries of M&T.

         Except as otherwise set forth in Items 4, 5 and 6 hereof, M&T does not now have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of FNB, or the disposition of securities of FNB; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FNB or any of its subsidiaries;
(iii) any change in the present Board of Directors or management of FNB, including any change in the number or term of FNB directors or the filling of any existing vacancies on the Board of Directors of FNB; (iv) any material change in the present capitalization or dividend policy of FNB; (v) any other material change in the business or corporate structure of FNB; (vi) changes in FNB's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FNB by any person; (vii) causing a class of securities of FNB to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of FNB becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

         The 721,535 of FNB Common Stock subject to the Option represent approximately 16.6% of the 4,347,341 shares of FNB Common Stock that would be issued and outstanding upon exercise of the Option in full (including the shares issued upon exercise of the Option). Unless and until the Option is exercised, M&T disclaims beneficial ownership of the FNB Common Stock subject to the Option.

CUSIP No. 302908108                Schedule 13D                     Page 6 of 20

         Except as otherwise described herein, neither M&T, nor, to the best of M&T's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of FNB Common Stock. Mr. Robert G. Wilmers, President and Chief Executive Officer of M&T and a person listed on Schedule I hereto, currently beneficially owns one (1) share of FNB Common Stock. Other than as described in this Schedule 13D, no transactions in FNB Common Stock were effected during the past 60 days by M&T, or, to the best of M&T's knowledge, by any of the persons listed on Schedule I hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Option Agreement

         Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as an Exhibit to M&T's Current Report on Form 8-K filed on December 17, 1998.

         Under the Option Agreement, FNB granted M&T an option (the "Option") to purchase up to 721,535 shares of FNB Common Stock at a purchase price of $24.00 per share. The Option Agreement was executed to facilitate the Transactions. M&T, or any other Holder (as defined in the Option Agreement), may exercise the Option, in whole or in part, and from time to time, if both an Initial Triggering Event (as defined herein) and a Subsequent Triggering Event (as defined herein) shall have occurred after the execution of the Option Agreement and prior to the occurrence of an Exercise Termination Event (as defined herein).

         The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the execution of the Option Agreement:

         (a) FNB or any of its Subsidiaries (each an "FNB Subsidiary"), without having received M&T's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined herein) with any person other than M&T or any of its Subsidiaries (each an "M&T Subsidiary") or FNB or any of its Subsidiaries, without having received M&T's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend or propose to engage in an Acquisition Transaction with any person other than M&T or a Subsidiary of M&T;

         (b) any person (other than M&T or any M&T Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of FNB Common Stock or any person other than M&T or an M&T Subsidiary shall have commenced, or shall have filed or publicly disseminated a registration statement or similar disclosure statement with respect to, a tender offer or exchange offer to

CUSIP No. 302908108                Schedule 13D                     Page 7 of 20


purchase any shares of FNB Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of FNB Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively);

         (c) the holders of FNB Common Stock shall not have approved the Merger Agreements and the transactions contemplated thereby, at the meeting of such stockholders held for the purpose of voting on such agreement, such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreements, or the Board of Directors of FNB shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to M&T, its recommendation that the stockholders of FNB approve the transactions contemplated by the Merger Agreements, in each case after it shall have been publicly announced that any person other than M&T or any M&T Subsidiary shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, commenced a Tender Offer, or filed or publicly disseminated a registration statement or similar disclosure statement with respect to an Exchange Offer, or filed an application (or given a notice), whether in draft or final form, under any federal or state banking laws seeking regulatory approval to engage in an Acquisition Transaction; or

         (d) after an overture is made by a third party to FNB or its stockholders to engage in an Acquisition Transaction, FNB shall have breached any covenant or obligation contained in the Reorganization Agreement and such breach would entitle M&T to terminate the Merger Agreements and shall not have been cured prior to the Notice Date (as defined in the Option Agreement).

         An "Acquisition Transaction" shall mean:

         (a) a merger or consolidation, or any similar transaction, involving FNB or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of FNB;

         (b) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of FNB or any Significant Subsidiary of FNB;

         (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of FNB; or

         (d) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only FNB and one or more of its Subsidiaries or involving only two or more of such Subsidiaries, be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreements.

CUSIP No. 302908108                Schedule 13D                     Page 8 of 20

         A "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the execution of the Option Agreement:

         (a) the acquisition by any person of beneficial ownership of 25% or more of the then outstanding shares of FNB Common Stock; or

         (b) the occurrence of the Initial Triggering Event described above in clause (a) of the paragraph defining Initial Trigger Events, except that the percentage referred to in clause (c) of the paragraph defining Acquisition Transactions shall be 25%.

         The Option may be exercised in whole or in part, and from time to time, if both an Initial Triggering Event and a Subsequent Triggering Event shall have occurred; provided that, to the extent that the Option shall not have been exercised it shall terminate and be of no further force and effect upon the occurrence of an Exercise Termination Event. Each of the following shall be an "Exercise Termination Event":

         (a) the Effective Time (as defined in the Plan of Merger) of the Merger;

         (b) termination of the Merger Agreements in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by M&T pursuant to Section 6.1(b)(i) of the Reorganization Agreement, which allows M&T or FNB to terminate the Merger Agreements if the other has breached in any material respect any covenant or agreement contained in the Reorganization Agreement or Plan of Merger, unless the breach by FNB giving rise to such right of termination is non-volitional; or

         (c) the passage of 12 months after termination of the Merger Agreements if such termination follows the occurrence of an Initial Triggering Event or is a termination by M&T pursuant to Section 6.1(b)(i) of the Reorganization Agreement, unless the breach by FNB giving rise to such right of termination is non-volitional.

          Notwithstanding anything to the contrary contained in the Option Agreement, the Option may not be exercised (nor may M&T's rights under Section 10 of the Option Agreement, as defined therein, be exercised) at any time when M&T shall be in willful breach of any of its covenants or agreements contained in the Merger Agreements under circumstances that would entitle FNB to terminate the Merger Agreements without regard to any grace period provided for in the Reorganization Agreement. In the event that FNB terminates the Merger Agreements under the provision of the Reorganization Agreement (discussed herein) permitting termination upon execution by FNB of definitive agreement relating to a takeover proposal (as defined in the Reorganization Agreement), then immediately upon M&T's receipt of the wire transfer contemplated by such provision, the Option Agreement shall terminate and shall become void and have no further force or effect and M&T shall surrender the Option Agreement to FNB.

CUSIP No. 302908108                Schedule 13D                     Page 9 of 20


          In the event that any additional shares of FNB Common Stock are either
(i) issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement or as permitted under the terms of the Merger Agreements) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of the Option Agreement, the number of shares of FNB Common Stock subject to the option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.9% of the number of shares of FNB Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. In addition, in the event of any change in, or distributions in respect of, FNB Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of, FNB Common Stock that would be prohibited under the terms of the Merger Agreements, or the like, the Option and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided under the Option Agreement and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of FNB's obligations under the Option Agreement.

          The Option Agreement also provides that upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, FNB shall repurchase the Option from any Holder, upon their request within thirty days of such occurrence (or a later period as specified by the Option Agreement), at a price equal to the Option Repurchase Price (as defined herein). Additionally, the Option Agreement provides that upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, FNB shall repurchase the Option Shares from any Owner of the Option Shares ("Owner"), upon their request within thirty days of such occurrence (or a later period as specified by the Option Agreement), at a price equal to the Option Share Repurchase Price (as defined herein).

         The "Option Repurchase Price" shall equal the amount by which (A) the market/offer price (as defined herein) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, plus, to the extent not previously reimbursed, M&T's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by, and the enforcement of, M&T's rights under the Merger Agreements, including without limitation legal, accounting and investment banking fees ("M&T's Out-of-Pocket Expenses").

         The "Option Share Repurchase Price" shall equal the greater of (A) the market/offer price and (B) the average exercise price per share paid by the owner for the Option Shares so designated, plus, to the extent not previously reimbursed, M&T's Out-of-Pocket Expenses.

         The term "market/offer price" shall equal the highest of (A) the price per share of FNB Common Stock at which a tender offer or exchange offer therefor has been made, (B) the price per share of the Common Stock to be paid by any person, other than M&T or a subsidiary of M&T, pursuant to an agreement with FNB, (C) the highest closing price for shares of FNB

CUSIP No. 302908108                Schedule 13D                    Page 10 of 20


Common Stock within the six month period immediately preceding the required repurchase of Options or Option Shares, as the case may be, or (D) in the event of a sale of all or substantially all of FNB's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of FNB as determined by a nationally recognized investment banking firm selected by a majority in the interest of the Holders or the Owners, as the case may be, and reasonably acceptable to FNB, divided by the number of shares of FNB Common Stock outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be, and reasonably acceptable to FNB.

Merger Agreements

         Set forth below is a description of selected provisions of the Merger Agreements. Such description is qualified in its entirety by reference to the copy of the Merger Agreements filed as Exhibits to M&T's Current Report on Form 8-K filed on December 17, 1998.

         The Merger Agreements provide that FNB shall be acquired by M&T through the merger of FNB with and into Merger Sub, with Merger Sub as the Surviving Corporation pursuant to the Plan of Merger. At the Effective Time (as defined in the Plan of Merger), all of the shares of capital stock of FNB shall, by virtue of the Merger, be converted into the right to receive the consideration described in Item 4 and all of the shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall constitute all of the then-issued and outstanding shares of capital stock of the Surviving Corporation. The Surviving Corporation shall remain a wholly-owned subsidiary of M&T.

         Following the consummation of the Merger, FNB Bank shall merge with and into M&T Bank, pursuant to an Agreement and Plan of Merger in a form to be specified by M&T.

         Each record holder of shares of FNB Common Stock will be entitled to elect to receive cash for all of such shares (as described in Item 4 herein), to elect to receive M&T Common Stock for all such shares (as described in Item 4 herein) or to indicate that such record holder has no preference as to the receipt of cash or M&T Common Stock for such shares. Subject to possible adjustments set forth in the Plan of Merger, the total number of shares of FNB Common Stock to be converted into shares of common stock of MTB in the acquisition shall be 50% of the 3,625,806 shares of FNB Common Stock outstanding on December 9, 1998, less 50% of the number of shares of FNB Common Stock acquired by M&T or FNB prior to the effective date of the Merger. The right to receive shares of M&T Common Stock is subject to the allocation and proration procedures set forth in the Plan of Merger.

         Each holder of an option granted by FNB to purchase shares of FNB Common Stock which is outstanding and unexercised immediately prior to the Effective Time (whether vested or

CUSIP No. 302908108                Schedule 13D                    Page 11 of 20



not), shall be adjusted so as to entitle the grantee thereof to immediately receive, in cancellation of such option, an amount in cash computed by multiplying the difference between $33.00 and the per share exercise price applicable to such option by the number of such shares of Company Common Stock subject to such option.

         Prior to the Closing Date, as defined in the Reorganization Agreement, and except as otherwise provided for by the Merger Agreements or consented to or approved by M&T, FNB and any FNB Subsidiary (as defined in the Reorganization Agreement) shall use their respective reasonable best efforts in good faith to
(i) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Transactions at the earliest possible date;
(ii) take or cause to be taken all action necessary or desirable to preserve their respective properties, business and relationships with customers, employees and other persons; and (iii) not take or cause, nor to the best of its ability, permit any action that would substantially impair the prospects of completing the Transactions pursuant to the Merger Agreements. Except with prior written consent of M&T or except as previously disclosed or except as expressly contemplated or permitted by the Merger Agreements, FNB shall, and shall not permit any of the FNB Subsidiaries to:

         (1) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

         (2) in the case of FNB only, declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than its regular quarterly cash dividends on FNB Common Stock in amounts not in excess of $.08 per share;

         (3) issue any shares of its capital stock or permit any treasury shares to become outstanding other than pursuant to the Option Agreement or outstanding Rights;

         (4) incur any additional debt obligation or other obligation for borrowed money other than in the ordinary course of business consistent with past practice;

         (5) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

         (6) amend its articles or certificate of incorporation or association; impose, or suffer the imposition, on any share of stock of any FNB Subsidiary held by FNB of any lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist;

         (7) merge with any other corporation, savings association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other

CUSIP No. 302908108                Schedule 13D                    Page 12 of 20


corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization; or create any subsidiary;

         (8) except in the ordinary course of business, waive or release any material right or cancel or compromise any material debt or claim;

         (9) liquidate or sell or dispose of any assets or acquire any assets; make any capital expenditure in excess of $25,000 in any instance or $100,000 in the aggregate; establish new branches or other similar facilities or enter into or modify any leases or other contracts relating thereto;

         (10) increase the rate of compensation of, pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except in a manner consistent with past practice;

         (11) changes its lending, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law;

         (12) change its methods of accounting in effect at December 31, 1997, except as required by changes in generally accepted accounting principles concurred in by its independently certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1997, except as required by law;

         (13) authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "takeover proposal" (as defined in the Reorganization Agreement), or, except to the extent legally required for the discharge of the fiduciary duties of its Board of Directors, recommend or endorse any takeover proposal, or participate in any discussion or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal; provided, however, that FNB may communicate information about any such takeover proposal to its stockholders if, in the judgment of FNB's Board of Directors, after consultation with outside counsel, such communication is necessary in order to comply with its fiduciary duties to FNB's shareholders required under applicable law. FNB will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken herein. FNB will notify M&T immediately if any such inquiries or takeover proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, FNB, and FNB will promptly inform M&T in writing of all of the relevant details with respect to the foregoing; or

        (14) agree to do any of the foregoing.

CUSIP No. 302908108                Schedule 13D                    Page 13 of 20


         Both M&T and FNB have agreed to use all reasonable efforts to obtain as soon as practicable all consents and approvals of any persons necessary or desirable for the consummation of the Transactions, including but not limited to obtaining the approval of the shareholders of FNB, obtaining all consents and approvals required of applicable federal and state regulatory authorities, and furnishing such information as may be required in connection with the preparation of the proxy statements and the registration statement, if required. In addition, FNB has agreed that, if so requested by M&T, it will take all necessary actions to facilitate the merger of subsidiaries of FNB with subsidiaries of M&T or the dissolution of FNB subsidiaries, effective at or after the Effective Date; provided however that the Closing Date will not be delayed in order to facilitate such mergers or dissolutions. Neither M&T nor FNB will take any action that would substantially impair the prospects of completing the Transactions pursuant to the Merger Agreements, or that would adversely affect the qualification of the Transactions as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). In the event that either M&T or FNB has taken any action that would adversely affect such qualification, each party shall take such action as any other party may reasonably request to cure such effect to the extent curable without a Material Adverse Effect (as defined in the Reorganization Agreement) on any of the respective parties.

         For information regarding certain of the terms of the Merger Agreements and the Option Agreement, reference is made to copies of such agreements filed as exhibits to the Current Report on Form 8-K filed by M&T on December 17, 1998.

Voting Agreements

         In connection with the Merger, each member of the Board of Directors of FNB, each in his or her capacity as a shareholder of such company, has agreed with M&T to vote or cause to be voted for approval of the Merger Agreements all of his or her shares which he or she is entitled to vote with respect thereto. In addition, each of such persons has agreed not to transfer or otherwise dispose of his or her shares of FNB Common Stock prior to shareholder approval of the Merger Agreements or termination of the Merger Agreements pursuant to the terms thereof. Each such person has also agreed not to take any action that would substantially impair the prospects of completing the Merger pursuant to the Merger Agreements.

Item 7.  Material to be Filed as Exhibits.

1. Stock Option Agreement dated as of December 9, 1998, incorporated by reference from Exhibit 99.1 of the Form 8-K filed by M&T on December 17, 1998.

2. Agreement and Plan of Reorganization dated as of December 9, 1998, incorporated by reference from Exhibit 99.2 of the Form 8-K filed by M&T on December 17, 1998.

CUSIP No. 302908108                Schedule 13D                    Page 14 of 20


3. Form of Agreement between the directors of FNB Rochester Corp. and M&T, incorporated by reference from Exhibit 99.3 of the Form 8-K filed by M&T on December 17, 1998.

CUSIP No. 302908108                Schedule 13D                    Page 15 of 20


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 18, 1998                    M&T Bank Corporation



                                            By:/s/ Michael P. Pinto
                                               ---------------------------------
                                               Michael P. Pinto
                                               Executive Vice President and
                                               Chief Financial Officer

CUSIP No. 302908108                Schedule 13D                    Page 16 of 20


                                   SCHEDULE I


Following is a list of the executive officers and directors of M&T Bank Corporation as of December 18, 1998:

Executive Officers:

Name                                        Office
----                                        ------

Robert J. Bennett                           Chairman

Emerson L. Brumback                         Executive Vice-President

Atwood Collins, III                         Executive Vice President

Mark J. Czarnecki                           Executive Vice President -- M&T Bank

Brian E. Hickey                             Executive Vice President

James L. Hoffman                            Executive Vice President

Adam C. Kugler                              Executive Vice President and Treasurer

John L. Pett                                Executive Vice President and Chief Credit Officer

Michael P. Pinto                            Executive Vice President and Chief Financial Officer

Robert E. Sadler, Jr.                       Executive Vice President

Robert G. Wilmers                           President and Chief Executive Officer


         The business address for each Executive Officer is M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203.

CUSIP No. 302908108                   Schedule 13D                 Page 17 of 20


Directors:

Name and Corporation                         Business or Residence Address
--------------------                         -----------------------------

William F. Allyn                             Welch Allyn, Inc.
President                                    4341 State Street Road
                                             Skaneateles Falls, NY  13152-9399

Brent D. Baird                               Trubee, Collins & Co., Inc.
Private Investor                             1350 One M&T Plaza
                                             Buffalo, NY  14203-2396

John H. Benisch                              Colliers ABR, Inc.
Founder/Limited Principal                    40 East 52nd Street
                                             New York, NY  10022-5911

Robert J. Bennett                            M&T Bank Corporation
Chairman                                     101 S. Salina Street
                                             Syracuse,  NY  13202-1329

C. Angela Bontempo                           Bontempo & Associates, LLC
President                                    207 Commerce Drive
                                             Amherst, NY  14228-2302

Robert T. Brady                              Moog Inc.
Chairman, President and CEO                  6860 Seneca Street
                                             Building 24
                                             East Aurora, NY  14052-0018

Patrick J. Callan                            The RREEF Funds
Principal                                    55 East 52nd Street
                                             31st Floor
                                             New York, NY  10055-3198

Richard E. Garman                            Buffalo Crushed Stone, Inc.
President and CEO                            2544 Clinton Street
                                             Buffalo, NY  14224-1092

James V. Glynn                               Maid of the Mist Corporation
President                                    151 Buffalo Avenue, Suite 204
                                             Niagra Falls, NY  14303-1288

CUSIP No. 302908108                   Schedule 13D                 Page 18 of 20


Honorable Roy M. Goodman                     270 Broadway
New York State Senator                       New York, NY  10007-2375

Patrick W.E. Hodgson                         60 Bedford Road
President                                    Toronto, Ontario
Cinnamon Investments Limited                 CANADA M5R 2K2

Samuel T. Hubbard, Jr.                       16 West Main Street
                                             Suite 720
                                             Rochester, NY 14614-1602

Russell A. King                              4910 Red Pine Road
Retired Partner and CEO                      Manlius, NY  13104-1314
King & King Architects, Inc.

Lambros J. Lambros                           J.W. Childs Associates, L.P.
Managing Director                            One Federal Street
                                             Boston, MA 02110-2003

Wilfred J. Larson                            200 Bahia Point
Retired President and CEO                    Naples, FL  34103-4368
Westwood-Squibb
Pharmaceuticals Inc.

Reginald B.  Newman, II                      NOCO Energy Corp.
President                                    2440 Sheridan Drive
                                             Tonawanda, NY  14150-9416

Peter J. O'Donnell, Jr.                      Pine Tree Management Corporation
President and CEO                            P.O. Box 501
                                             Clarks Summit, PA  18411-0501

Jorge G. Pereira                             M&T Bank
Vice Chairman                                350 Park Avenue
                                             6th Floor
                                             New York, NY  10022-6022

John L. Vensel                               Crucible Materials Corporation
Chairman and CEO                             575 State Fair Blvd.
                                             Solvay, NY  13209-1563

CUSIP No. 302908108                   Schedule 13D                 Page 19 of 20


Herbert L. Washington                        H.L.W. Fast Track, Inc.
President                                    7320 Market Street
                                             Boardman, OH  44512-5610

John L. Wehle, Jr.                           Genesee Corporation
Chairman, President and CEO                  445 St. Paul Street
                                             Rochester, NY  14605-1775

Robert G. Wilmers                            M&T Bank Corporation
President and CEO                            One M&T Plaza
                                             19th Floor
                                             Buffalo, NY  14203-2399

CUSIP No. 302908108                   Schedule 13D                 Page 20 of 20


                                  EXHIBIT INDEX

                                                                                                          Location in
                                                                                                         Sequentially
                                                                                                             Numbered
                                                                                                         ------------
                                                                                                                 Copy
                                                                                                                 ----


Exhibit 1           Stock Option Agreement dated as of December 9, 1998                                        Note 1

Exhibit 2           Agreement and Plan of Reorganization dated as of December 9, 1998                          Note 2

Exhibit 3           Form of Agreement between the directors of FNB Rochester Corp. and M&T.                    Note 3

Notes:
------

Note 1:             Incorporated by reference from Exhibit 99.1 of the Form 8-K filed by M&T on
                    December 17, 1998.

Note 2:             Incorporated by reference from Exhibit 99.2 of the Form 8-K filed by M&T on
                    December 17, 1998.

Note 3:             Incorporated by reference from Exhibit 99.3 of the Form 8-K filed by M&T on
                    December 17, 1998.

--------